UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)



                              BULL RUN CORPORATION
                         -------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
                    ----------------------------------------
                         (Title of Class of Securities)



                                    120182100
                                   -----------
                                 (CUSIP Number)

                                 James W. Busby
                             19 East Atlanta Street
                    Wrightsville Beach, North Carolina 28480
                                 (910) 509-1986
         ---------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 April 24, 1998
         ---------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

                               Page 1 of 4 pages



  CUSIP No.       120182100
-------------------------------




  1     NAME OF REPORTING PERSON                             James W. Busby
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    (Intentionally Omitted)

---------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                               (b) [ ]
---------------------------------------------------------------------------

  3     SEC USE ONLY

----------------------------------------------------------------------------
  4     SOURCE OF FUNDS                                         PF

----------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 [ ]
----------------------------------------------------------------------------

  6     CITIZENSHIP OR PLACE OF ORGANIZATION                    United States

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       NUMBER OF               7    SOLE VOTING POWER           2,552,912
        SHARES
     BENEFICIALLY             ---------------------------------------------
       OWNED BY                8    SHARED VOTING POWER         0
         EACH
       REPORTING              ---------------------------------------------
        PERSON                 9    SOLE DISPOSITIVE POWER      2,552,912
         WITH
                              ----------------------------------------------
                               10   SHARED DISPOSITIVE POWER    0

                              ---------------------------------------------

 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY
        EACH REPORTING PERSON                      2,552,912 shares
---------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
       (11) EXCLUDES CERTAIN SHARES                [ ]

---------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY             11.4%
       AMOUNT IN ROW (11)
-----------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON                    IN
----------------------------------------------------------------------------


                               Page 2 of 4 pages

                  Item 5 of the Schedule 13D, dated January 24, 1995, as amended by Amendment No. 1 thereto, dated February 26, 1997, relating to the Common Stock, par value $.01 per share, of Bull Run Corporation is hereby amended by adding thereto the information set forth below. The terms defined in such
Schedule 13D, as so amended, shall have their defined meanings herein, unless otherwise defined herein.


Item 5. Interest in Securities of the Issuer.
------  -------------------------------------

                  Set forth below is certain information concerning all transactions in the Common Stock in which the Reporting Person has engaged during the past 60 days:

                    Number                             Price
                      of            Acquired/           per
Date                Shares            Sold             Share
----                ------            ----             -----

April 24, 1998     288,950            Sold            $3.625


The Reporting Person sold these shares in the NASDAQ National Market System.

         The Reporting Person is the beneficial owner of 2,552,912 shares of Common Stock, representing approximately 11.4% of the shares outstanding, including (a) an aggregate of 62,044 shares of Common Stock owned by the Reporting Person's children and (b) 225,000 shares of Common Stock purchasable upon the exercise of options. The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of such shares (other that the shares subject to such options).

                               Page 3 of 4 pages

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                                /s/ James W. Busby
                                                ------------------
                                                    James W. Busby


May 11, 1998

                               Page 4 of 4 pages